Exhibit 99.A

Exhibit A

Transactions by Reporting Persons in the last 60 days.

Beneficial Ownership	Purchase or Sale	Quantity	Transaction Date	Price per Share (including commission)	How Effected

California State Teachers’ Retirement System	Purchase	100	10/26/2010	$32.71	Open Market
California State Teachers’ Retirement System	Purchase	200	11/11/2010	$31.85	Open Market
California State Teachers’ Retirement System	Sale	700	11/29/2010	$32.82	Open Market
California State Teachers’ Retirement System	Purchase	65,760	11/30/2010	$32.42	Open Market
California State Teachers’ Retirement System	Sale	700	11/30/2010	$32.49	Open Market
California State Teachers’ Retirement System	Purchase	49,600	11/30/2010	$32.66	Open Market
California State Teachers’ Retirement System	Sale	24,800	11/30/2010	$32.46	Open Market
California State Teachers’ Retirement System	Purchase	1,800	12/1/2010	$33.00	Open Market